Exhibit 1.1

AMENDMENT NO. 1
TO THE
INVESTMENT MANAGEMENT TRUST AGREEMENT

This Amendment No. 1 (this “Amendment”), dated as of July 19, 2022, to the Investment Management Trust Agreement (as defined below) is made by and between CleanTech Acquisition Corp. (the “Company”) and Continental Stock Transfer & Trust Company, as trustee (“Trustee”). All terms used but not defined herein shall have the meanings assigned to them in the Trust Agreement.

WHEREAS, the Company and the Trustee entered into an Investment Management Trust Agreement dated as of July 14, 2021 (the “Trust Agreement”);

WHEREAS, Section 1(i) of the Trust Agreement sets forth the terms that govern the liquidation of the Trust Account under the circumstances described therein;

WHEREAS, at an special meeting of the Company held on July 18, 2022, the Company’s stockholders approved (i) a proposal to amend the Company’s amended and restated certificate of incorporation (the “A&R COI”) giving the Company the right to extend the date by which it has to consummate a business combination six (6) times for an additional one (1) month each time, from July 19, 2022 to January 19, 2023 (i.e., for a period of time ending 18 months from the consummation of its initial public offering); and (ii) a proposal to amend the Trust Agreement requiring the Company to deposit $100,000 into the Trust Account for each one-month extension from July 19, 2022; and

NOW THEREFORE, IT IS AGREED:

1. Section 1 (i) of the Trust Agreement is hereby amended and restated in its entirety as follows:

“(i) Commence liquidation of the Trust Account only after and promptly after receipt of, and only in accordance with, the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, signed on behalf of the Company by its President, Chief Executive Officer or Chairman of the Board and Secretary or Assistant Secretary, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account only as directed in the Termination Letter and the other documents referred to therein; provided, however, that in the event that a Termination Letter has not been received by the Trustee by (T) the 12-month anniversary of the closing of the IPO (“Closing”), or (U) if the Company’s Board of Directors extends the time to complete the Business Combination by one (1) month, the 13-month anniversary of the Closing, provided that the Company deposits $100,000 for outstanding public shares of common stock into the Trust Account on or prior to the 12-month anniversary of the Closing, or (V) if the Company’s Board of Directors further extends the time to complete the Business Combination by an additional 1-month period, the 14-month anniversary of the Closing, provided that the Company deposits an additional $100,000 for outstanding public shares of common stock into the Trust Account on or prior to the 13-month anniversary of the Closing, or (W) if the Company’s Board of Directors further extends the time to complete the Business Combination by an additional 1-month period, the 15-month anniversary of the Closing, provided that the Company deposits an additional $100,000 for outstanding public shares of common stock into the Trust Account on or prior to the 14-month anniversary of the Closing; or (X) if the Company’s Board of Directors further extends the time to complete the Business Combination by an additional 1-month period, the 16-month anniversary of the Closing, provided that the Company deposits an additional $100,000 for outstanding public shares of common stock into the Trust Account on or prior to the 15-month anniversary of the Closing; or (Y) if the Company’s Board of Directors further extends the time to complete the Business Combination by an additional 1-month period, the 17-month anniversary of the Closing, provided that the Company deposits an additional $100,000 for outstanding public shares of common stock into the Trust Account on or prior to the 16-month anniversary of the Closing; or (Z) if the Company’s Board of Directors further extends the time to complete the Business Combination by an additional 1-month period, the 18-month anniversary of the Closing, provided that the Company deposits an additional $100,000 for outstanding public shares of common stock into the Trust Account on or prior to the 17-month anniversary of the Closing; but if the Company has not completed the Business Combination within the applicable monthly anniversary of the Closing (“Last Date”), the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B hereto and distributed to the Public Shareholders as of the Last Date. For example, if during the 12th month, the Company does not deposit $100,000 for outstanding public shares common stock into the Trust Account by the last day of the 12th month, then the Last Date shall be the last day of the 12th month.”

2. Exhibit D of the Trust Agreement is hereby amended and restated in its entirety as follows:

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, N.Y. 10004

Attn: Francis Wolf and Celeste Gonzalez

Re:	Trust Account — Extension Letter

Gentlemen:

Pursuant to paragraph 1(j) of the Investment Management Trust Agreement between CleanTech Acquisition Corp. (“Company”) and Continental Stock Transfer & Trust Company (“Trustee”), dated as of [______________], 2022 (“Trust Agreement”), this is to advise you that the Company is extending the time available in order to consummate a Business Combination with the Target Businesses for an additional one (1) month, from ______________ to ______________ (the “Extension”). Capitalized words used herein and not otherwise defined shall have the meanings ascribed to them in the Trust Agreement.

This Extension Letter shall serve as the notice required with respect to Extension prior to the Applicable Deadline.

In accordance with the terms of the Trust Agreement, we hereby authorize you to deposit $100,000, which will be wired to you, into the Trust Account investments upon receipt.

Very truly yours,
CLEANTECH ACQUISITION CORP.

By:
[●],

cc:	Chardan Capital Markets, LLC

3. All other provisions of the Trust Agreement shall remain unaffected by the terms hereof.

4. This Amendment may be signed in any number of counterparts, each of which shall be an original and all of which shall be deemed to be one and the same instrument, with the same effect as if the signatures thereto and hereto were upon the same instrument. A facsimile signature or electronic signature shall be deemed to be an original signature for purposes of this Amendment.

5. This Amendment is intended to be in full compliance with the requirements for an Amendment to the Trust Agreement as required by Section 7(c) of the Trust Agreement, and every defect in fulfilling such requirements for an effective amendment to the Trust Agreement is hereby ratified, intentionally waived and relinquished by all parties hereto.

6. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to the Investment Management Trust Agreement as of the date first written above.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Trustee

By:	/s/ Francis Wolf
Name:	Francis Wolf
Title:	Vice President

CLEANTECH ACQUISITION CORP.

By:	/s/ Eli Spiro
Name:	Eli Spiro
Title:	Chief Executive Officer

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